UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Avianca Holdings S.A.

Bogotá D.C., September 30, 2020.—Avianca Holdings S.A. (OTCUS: AVHOQ, BVC: PFAVH) (“Avianca” or the “Company”) informs that, as previously disclosed, Avianca’s Debtor-in-Possession (“DIP”) financing provides for the possible participation by one or more governments in a principal amount of up to US$240 million. As also previously disclosed, on September 15, 2020, the Administrative Court of Cundinamarca (the “Administrative Court”) issued an injunction barring the Colombian government from participating in Avianca’s DIP financing.

After its review of Avianca’s and the Colombian government’s motions in support of such financing, the Administrative Court decided, on September 30, 2020, not to lift its injunction. Avianca has already filed an appeal in respect of this ruling.

As previously disclosed, Avianca’s DIP structure contemplates a backstop financing for the $240mm portion reserved for the eventual participation by governments, and is not contingent on the injunction being lifted before DIP financing approval.

At the next hearing before the U.S. Bankruptcy Court, which is scheduled for October 5, 2020, the Company will seek court approval of its proposed DIP financing. The Company expects a favorable outcome from that hearing.

About Avianca Holdings S.A. (OTCMKTS: AVHOQ) (BVC: PFAVH)

Avianca is the trademark for the group of passenger airlines and cargo airlines under the holding company Avianca Holdings S.A. Avianca has been flying continuously for 100 years. As of December 2019, the Company had over 21,000 employees, operated a fleet of 158 aircraft and served 76 destinations in 27 countries within the Americas and Europe. In 2019, the Company carried 30.5 million passengers, generating revenues of approximately US$ 4.6 billion.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary